Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Spirits of New Orleans Inc.
6404 Front St.
KEY WEST, FL 33040
http://keywesttradeco.com

Up to $1,234,999.50 in Common Stock at $1.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Spirits of New Orleans Inc.
Address: 6404 Front St. , KEY WEST, FL 33040
State of Incorporation: DE
Date Incorporated: August 30, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,234,999.50 | 823,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $249.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based Perks:

Invest $500.00+ During the First Two Weeks: Receive 5% Bonus Shares

Invest $1,000.00 During the First Two Weeks: : Recieve 7% Bonus Shares

Invest $2,500.00 During the First Two Weeks: Receive 10% Bonus Shares

Invest $5,000.00 During the First Two Weeks: Receive 12% Bonus Shares

Invest $10,000.00 During the First Two Weeks: Receive 15% Bonus Shares

Volume Based Perks

$500.00+ "TREASURE BONUS": Receive a Smuggler's SWAG BAG with our hand tie-dyed shirt, coozie, and stickers.

$1,000.00+ Receive 2% Bonus Shares, Receive a Smuggler's SWAG BAG with our hand tie-dyed shirt, coozie, and stickers.

$2,500.00+: "SMUGGLER'S BONUS" : Receive 4% Bonus Shares, Receive an Exclusive signed numbered bottle of our Flagship Award Winning Bourbon Whiskey "Smuggler's Select" (availability only in 41 select states). Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

$5,000.00+ "SKIPPY'S BONUS": Receive 6% Bonus Shares, Receive an Exclusive signed numbered bottle of our first run of "Skippy's Mistake" Tropical Gin (availability only in 41 select states) (EXCLUSIVE RUN FOR INVESTORS), Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

$10,000.00+: "VOODOO BONUS" Receive 8% Bonus Shares, receive a signed numbered bottle of our first run of "Voodoo Fairy" Absinthe Lavande (availability only in 41 select states) (EXCLUSIVE RUN FOR INVESTORS), Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

$25,000.00+: "COLONEL'S BONUS" Receive 10% Bonus Shares, receive a signed and numbered bottle of our "Death in the Afternoon" Absinthe in a custom built collectors enclosure created in our own woodshop with 100 year old woods from Key West houses. (Availability only in 41 select states)(EXCLUSIVE OFFER FOR INVESTORS ONLY), Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Spirits of New Orleans Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Spirits of New Orleans Inc ("Key West Trading Co") is a C Corporation organized under the laws of the state of Delaware that specializes in crafting premium spirits with a rich heritage and exceptional flavor. Spirits of New Orleans Inc was initially organized as Key West Trading Company LLC, a Florida limited liability Company on November 5, 2019. On August 30, 2023, Spirits of New Orleans Inc. was formed and an asset transfer was completed from the LLC to the C-Corp. The LLC is a wholly-owned subsidiary of the C-Corp. The Spirits of New Orleans is the holding company that now owns ownership units of Key West Trading Company LLC, which will remain the operational company in the future. The Company is an alcohol distributor and brand owner. We are licensed by the federal government and the state of Florida. We are an importer/exporter within the USA. We own the rights and formulation for our brands and hire distillers to produce our formulations, which are then sold to licensed retailers.

The Company's flagship products include whiskey, rum, vodka, and now, absinthe.

The Company's business model consists of producing high-quality spirits using time-honored recipes and techniques passed down through generations. Key West Trading founder, JD Martin (also known as Smuggler Jim), hails from a long line of whiskey makers with a reputation for top-quality spirits and exceptional customer service. The company prides itself on preserving an 1883 recipe that remains unchanged to this day.

Key West Trading Co has already made significant strides in the industry. Notably, they have introduced the USA's first-ever Absinthe Festival (also known as the Green Fairy Fest) and have garnered a loyal customer base of over 750,000 subscribers. Additionally, the Company has received prestigious awards, including Silver Medals at the New York SIP Awards and Las Vegas Global Spirits Awards, as well as a Bronze Medal at the San Francisco International Spirits Competition.

Our products, including our acclaimed absinthe, are sold across the United States through various outlets, including traditional liquor stores and direct-to-consumer online businesses via our website (http://keywesttradeco.com).

Key Facts about Key West Trading Co:

Favorable Market: With the recent legalization of absinthe in 2007 after a 95-year ban, Key West Trading Co is at the forefront of a burgeoning market with significant growth potential.

Unique Selling Position: The Company's commitment to preserving tradition and crafting premium spirits with all-natural ingredients, coupled with its innovative approach to absinthe, sets it apart from competitors.

Distribution Network: Key West Trading Co not only offers exceptional products but also provides a comprehensive experience, from traditional service equipment to staff training, making it a one-stop shop for all things absinthe in the USA.

Competitors and Industry

Industry

Absinthe Market Outlook (2023 to 2033)

The absinthe market is anticipated to reach a forecasted market value of US$ 273.9 million by 2033 while expanding its global space at an average CAGR of 6.7% (2023 to 2033). The market holds a market value of US$ 142.7 million in 2023.

The increased demand for absinthe globally, its medicinal applications, and its growing popularity. Absinthe market survey explains the concept of mindful drinking and Sober-curious drinking and increased rising per capita income. Absinthe has gained popularity with a higher number of bars and restaurants around the world, fueling the sales for Absinthe.

The absinthe market report explains that the new enhanced flavors and refined drinks are increasing the popularity of Absinthe. The responsible drinking and legalization of alcohol in some public places have gained traction for the absinthe market.

The market has witnessed a growth in sales as the medicinal use of wormwood, the plant from which absinthe is extracted, has increased over the years. People now have started looking for alternative medicines for the diseases as they have lower side effects than the usages of various drugs, fueling the sales of absinthe.

The use of absinthe in the food industry, especially in deserts and confectionery products, to keep them tasty and safe from bacteria also gains traction in the absinthe market. Absinthe without sugar is spirit, holds its properties, and is generally consumed by diluting it with water.

Expanding absinthe market share is attributed to its use in the food industry as a garnishing product. For instance, dried absinthe leaves are used in red meat, fish, and other curries.

Growth Trends for Absinthe Market

The striving for an absinthe market and its growth are attributed to certain trends that affect the market's performance. Future Market Insights describes these trends as follows:

High Alcohol Content:

Generally, alcohol like Whiskey and Gin have an alcohol percentage of 46% and 50%, respectively, while Absinthe's levels vary from 65% to 90%. For example, the Parisian Absinthe brand's Fee contains 68% alcohol, while the Hapsburg Premium Reserve is 89.9% alcohol. So, the tendency to dilute with 4 to 5 parts water, even more later, is suggested, increasing the demand for absinthe.

Medicinal Use:

The medicinal use of absinthe puts it in a unique spot with higher adoption rates. The key ingredient of absinthe is Artemisia absinthium, aka Wormwood, so named for its ability to kill and expel intestinal worms from the human body.

Its use is effective in digestion problems such as loss of appetite, upset stomach, intestinal spasms, and gall bladder disease. Its effective experiments in managing diabetes, heart illness, and cancer with anti-tumor and anti-inflammatory benefits fuel the demand for absinthe in various regions.

Popularity and History:

Absinthe is said to be consumed by famous personalities like Van Gogh, Picasso, Lautrec, and Hemingway and has been their drink of choice. It has popularity and reputation of being a creative enhancer and aphrodisiac for over 200 years now. History has given a name to the potent liquor absinthe that is known as the green fairy. Even the latest market players have made Absinthe Absente 55 which promotes Van Gogh's drinking absinthe.

Food Applications:

Wormwood, the absinthe plant, is used as an absolute in many confectioneries and desserts. It's not just bartenders and alcohol mixologists that introduce the green spirit into their bars but kitchens worldwide also use the absinthe processed and absolute, even the wormwood plant leaves in different dishes in red meat, oysters, escargot, and fish. -

Source: https://www.futuremarketinsights.com/reports/absinthe-market

Competitors

The Company has several major competitors in the alcohol distribution market. Some of the top competitors in the industry may include established beverage distributors and brands such as Diageo, Pernod Ricard, and Constellation Brands.

Despite the present competitive landscape, we believe Key West Trading Co. stands out in the alcohol distribution industry because it specializes in Absinthe, a unique and historically significant spirit that was banned for 95 years until 2007. The company's commitment to crafting Absinthe with imported French botanicals and an authentic touch from the 1800s sets it apart from other players in the industry. Furthermore, its dedication to creating an experience around Absinthe and its debt-free status, backed by a substantial customer base and recognition through awards, positions the company as a unique and promising player in the market.

Current Stage and Roadmap

Current Stage

Key West Trading Co is currently an established company operating in the alcohol distribution industry. It specializes in producing and distributing a range of alcoholic beverages, including spirits. The company's products are already on the market and generating sales, catering to consumers who seek premium and unique spirits with a focus on Absinthe.

Future Roadmap

Looking ahead, Key West Trading Co has a strategic roadmap in place to continue its growth and innovation in the spirits market. The company's efforts for the next few years will be concentrated on expanding its market share, exploring opportunities to launch new category lines and products, and growing its distribution network to reach a wider audience of enthusiasts. Additionally, Key West Trading Co will continue its research and development efforts to create future products that resonate with consumers. The company has several exciting product launches planned over the next 12 months, including the introduction of new spirit varieties and potential collaborations with industry influencers and experts.

The Team

Officers and Directors

Name: James David Martin

James David Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO, and Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Sole owner and operator of the company. Salary: Salary: I will begin taking a salary in May of 2024 that will equal $50K per year moving forward from there.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and

have only manufactured a prototype for our Absinthe. Delays or cost overruns in the development of our Absinthe and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Absinthe is a good idea, that the team will be able to successfully market and sell the product, that we can price it right and sell it to enough people so that the Company will succeed. Further, we have never turned a profit,

and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Regulatory Compliance:
The alcohol industry is heavily regulated, with stringent rules governing production, labeling, distribution, and marketing. Non-compliance with these regulations can lead to fines, legal issues, and disruptions in operations.

Changing Regulations:
The regulatory landscape for alcoholic beverages can evolve over time. Changes in tax policies, labeling requirements, or alcohol content regulations can impact production costs and market access.

Health and Social Concerns:
Increased awareness of health issues related to alcohol consumption or changing societal attitudes towards alcohol can affect demand for certain products. Regulations related to advertising and labeling may also impact marketing strategies.

Distribution Challenges:
Establishing and maintaining effective distribution channels can be challenging. Competition among distributors and varying state and local laws can complicate distribution efforts.

Supply Chain Risks:
The alcohol industry relies on a complex global supply chain for ingredients like grains, grapes, and botanicals. Supply chain disruptions due to weather events, crop failures, or trade disputes can impact production and costs.

Taxation and Tariffs:
Alcohol products are subject to various taxes and tariffs. Changes in tax rates or international trade policies can affect product pricing and profitability.

Environmental Concerns:
Sustainability and environmental issues are becoming increasingly important to consumers. Companies may face pressure to adopt eco-friendly practices, impacting production costs and processes.

The Chief Executive Officer does not currently receive a salary for his role with the Company.
The CEO of the company does not currently take a salary for his role. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. To counterbalance the current absence of monetary incentivization, the CEO plans to begin taking a salary in May of 2024. The proposed salary will be $50k per year. The CEO is the majority shareholder of the company and is invested in all development of the company's products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James David Martin	4,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 400,000
  Use of proceeds: conversion from an LLC to c-corp
  Date: August 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3.60
  Number of Securities Sold: 3,600,000
  Use of proceeds: Filing
  Date: November 09, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $348,120 compared to $359,390 in fiscal year 2022.

The increase in revenue can be attributed to the Company's successful management of operations amid the COVID-19 pandemic and potentially effective marketing strategies that led to greater product distribution and sales. The ability to maintain operational continuity and customer relationships despite global challenges has likely contributed to the modest revenue growth.

Cost of Sales

Cost of Sales for fiscal year 2021 was $118,641 compared to $76,677 in fiscal year 2022.

The significant decrease in the cost of sales is primarily due to more efficient inventory management and a reduction in the cost of goods sold. This may reflect better negotiations with suppliers, improvements in supply chain management, or a change in inventory strategy that focuses on reducing carrying costs.

Gross Margins

Gross margins for fiscal year 2021 were $229,479 compared to $282,713 in fiscal year 2022.

The improvement in gross margins reflects the increased revenue and the decreased cost of sales. This suggests that the Company was able to sell more while spending less on the production or acquisition of goods, improving overall profitability.

Expenses

Expenses for fiscal year 2021 were $282,270 compared to $266,904 in fiscal year 2022.

The decrease in total operating expenses is likely due to a reduction in general and administrative costs, which decreased from $272,695 in 2021 to $258,374 in 2022, and a slight decrease in sales and marketing expenses. This indicates a focused effort on cost-saving measures and perhaps a more strategic approach to spending that supports operational efficiency without compromising growth opportunities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the market for premium spirits, particularly absinthe, is rapidly expanding following its legalization in 2007, and our company is at the vanguard of this growth potential. Past cash was primarily generated through sales and equity investments. Our goal is to solidify our market position and expand our product line, which will, in turn, drive future revenue and cash flows.

Spirits of New Orleans Inc, under its consumer-facing brand Key West Trading Co, has established a presence in the spirit market, particularly with our flagship products including our absinthe. The historical cash flows are largely a reflection of our initial stages in the marketplace and the significant capital that was invested to establish our product lines and distribution network. However, these cash flows are not entirely representative of future expectations due to several reasons. Firstly, the spirits industry, especially our niche in absinthe, is experiencing a dynamic change. Secondly, our innovative marketing strategies, such as hosting one of the USA's first-ever Absinthe Festival, have begun to significantly influence our brand recognition and will likely enhance our market penetration. Lastly, we are expanding our distribution channels, which were initially limited, and we anticipate this to substantially improve our revenue streams.

The comprehensive strategy including product development, market expansion, and leveraging our strong heritage, as well as our recently garnered accolades, sets us on a trajectory that deviates from the historical trend. We believe we are strategically positioned to not just participate but actively shape the market growth for premium spirits and absinthe in the USA.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the Company has capital resources available in the form of $57K in the coffers to run the campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support initiatives such as expanding our product portfolio, enhancing our website, and increasing our market reach through strategic investments in the Miami and New Orleans areas.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a significant portion will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for an additional 6 months. This is based on a current monthly burn rate of approximately $10k for expenses related to salaries, rent, utilities, marketing, legal assistance, and general working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 2 years without requiring additional funding. This is based on a projected monthly revenue of $20k per month factoring in additional personnel and marketing efforts for our expansion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. We are focusing on the success of this crowdfunding campaign to meet our financial needs for the near future. However, we remain open to considering future capital raises or lines of credit as needed to support continued growth and expansion.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors and a focus on its historical revenue.

Revenue

In FY 2022, our net revenue was $359,390 and our company operated with a positive net income. Based on publicly available distillery and alcohol company revenue multiples, we used an approximate 16.7x revenue multiple to determine our valuation. For example, Equidam lists distilleries and wineries with an average 16.17x multiple. We felt that based on our historical revenue and brand development this multiple applied.

Brand Awareness & Development

A Spirits brand invests substantial amounts of capital into brand awareness along with formulation and packaging. Our founder, Colonel J.D. Martin is a 5th generation Whiskey Maker from Kentucky. Creating spirits is part of his DNA. Each formula incorporates only the best all-natural ingredients. As a result, it takes anywhere from 1-1/2 to 2 years to develop each spirit formula to the point it can be produced on a large scale. Absinthe is by far the most difficult spirit to make and is steeped in alchemy. Each spirit formula must be gradually batched to larger amounts to determine the correct ratios of botanicals as it is not linear. All of the botanicals used in our spirits are sourced from France as they are considered some of the best in the world. Once the spirit formula has been perfected to proper scale it must then be submitted to the TTB Division of the Federal Government for laboratory analysis and approval. We currently have (5) approved Absinthe formulas in addition to our other spirits currently on the market. The Absinthe segment of the spirits industry is not something an average distiller can enter easily due to the level of difficulty. Absinthe has only been legalized in the USA since 2007.

We are substantially ahead of competitors with approved formulas, expert qualifications, very few competitors, and in the newest category of spirits even though Absinthe dates back to 1792. After the formulas are approved by TTB, we must enter a label and branding round which is another substantial cost and waiting period for additional TTB approval. Any new competitor entering the space will have years of going through these processes or cutting corners by sacrificing quality and authenticity. We have taken a very conservative approach in our valuation considering the (5) Absinthe Formulas would easily be valued at $1M each. The company has been grassroots built without any debt or investors up to this point. The company is very strategically positioned to dominate the Absinthe Spirits market.

Our Other Spirits

Not to leave out our other spirits, we have a very strong portfolio of unique quality brands at very competitive market prices. Many other spirits companies have invested millions more than our company with only one product or a substantial amount less than we have achieved. In Summary, Our valuation is substantially less than what it should be in reality. With our portfolio of branded formulas, current year-over-year solid steady growth and solid expansion of our offerings and distribution.

Conclusion & Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, there is only one class of stock, common stock, and the company has no outstanding options, warrants, or other securities with a right to acquire shares or any convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Premium fees
  94.5%
  StartEngine Premium fees

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Absinthedevil.com Development
  5.0%
  Engagement with Bear City Impact for website redevelopment. Creation of an online store for Absinthe merchandise. Hosting for the Green Fairy Festival portal. SEO optimization and social media integration. Partnership with Bonnecaze Absinthe for equipment resale.
- Product Portfolio Expansion
  25.5%
  Launch of Voodoo Fairy Absinthe Lavande, Red Devil Absinthe Rogue, and Snake Oil Absinthe Blancus. Introduction of Skippy's Mistake Tropical Gin. Collaboration with Alan Bishop for product development. Production of Smugglers Bourbon, vodka, and rum in partnership with Green River Distillery.
- Miami Expansion for Increased Market Reach
  32.5%
  Acquisition of 5 acres of farmland in Homestead, FL. Establishment of a base for operations to service the Miami/Ft. Lauderdale area. Agricultural development for growing botanicals for Absinthe and gin production. Establishment of a satellite bonded warehouse.
- Establishing The Spirits of New Orleans
  29.08%
  Purchase of a space in New Orleans for sales and distribution. Potential operation as a licensed Wholesale Distributor. Development of a distribution network in the French Quarter. Staff training, menu creation, and provision of necessary equipment for Absinthe service. Marketing and event hosting related to Absinthe in New Orleans.
- Marketing
  2.42%
  Funds used to market the raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://keywesttradeco.com (http://keywesttradeco.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/keywesttradingco

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Spirits of New Orleans Inc.

[See attached]

KEY WEST TRADING COMPANY LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Key West Trading Company LLC
Key West, Florida

We have reviewed the accompanying financial statements of Key West Trading Company LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 1, 2023
Los Angeles, California

KEY WEST TRADING COMPANY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 57,107	$ 14,446
Inventory	147,812	187,213
Total current assets	**204,919**	**201,658**
Total assets	**$ 204,919**	**$ 201,658**
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	**-**	**-**
MEMBERS' EQUITY		
Members' Equity	204,919	201,658
Total Members' Equity	**204,919**	**201,658**
Total Liabilities and Members' Equity	**$ 204,919**	**$ 201,658**

See accompanying notes to financial statements.

KEY WEST TRADING COMPANY LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	359,390	$	348,120
Cost of Goods Sold		76,677		118,641
Gross profit		282,713		229,479
Operating expenses				
General and Administrative		258,374		272,695
Sales and Marketing		8,530		9,575
Total operating expenses		266,904		282,270
Operating Income/(Loss)		15,809		(52,791)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		15,809		(52,791)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**15,809**	**$**	**(52,791)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**266,496**
Capital Distribution		(12,046)
Net income/(loss)		(52,791)
Balance—December 31, 2021	**$**	**201,658**
Capital Distribution		(12,548)
Net income/(loss)		15,809
Balance—December 31, 2022	**$**	**204,919**

See accompanying notes to financial statements.

KEY WEST TRADING COMPANY LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	15,809	$	(52,791)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		39,401		67,856
Net cash provided/(used) by operating activities		**55,209**		**15,065**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(12,548)		(12,046)
Net cash provided/(used) by financing activities		**(12,548)**		**(12,046)**
Change in cash		42,661		3,018
Cash—beginning of year		14,446		11,427
Cash—end of year	**$**	**57,107**	**$**	**14,446**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Key West Trading Company LLC was formed on November 5, 2019 in the state of Florida. The financial statements of Key West Trading Company LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Key West, Florida.

The Company is an alcohol distributor and brand owner. We are licensed by the federal government and the state of Florida. We are an importer/exporter within the USA. We own the rights and formulation for our brands and hire distillers to produce our formulations, which are then sold to licensed retailers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from distribution of alcohol products to licensed retailers.

Cost of sales

Costs of sale include the cost of goods sold, supplies and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $8,530 and $9,575, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 147,812	$ 187,213
Total Inventory	**$ 147,812**	**$ 187,213**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
JAMES MARTIN	100.0%
TOTAL	**100.0%**

5. DEBT

The company has no debt outstanding as of December 31, 2022.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through November 1, 2023 the date the financial statements were available to be issued.

The company called ''The Spirits of New Orleans'' was incorporated in the state of Delaware on August 30, 2023. The Spirits of New Orleans is the holding company that now owns ownership units of Key West Trading Company LLC, which will remain the operational company in the future. The company The Spirits of New Orleans is authorized to issue 400,000 shares of common stock at a par value of $1.25, and so far, 4,000,000 shares have been issued to James Martin.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

SPIRITS OF NEW ORLEANS INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (AUGUST 30, 2023)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Spirits of New Orleans Inc.
Key West, Florida

We have reviewed the accompanying financial statements of Spirits of New Orleans Inc. (the "Company,"), which comprise the balance sheet as of August 30, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (August 30, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 22, 2023
Los Angeles, California

SPIRITS OF NEW ORLEANS INC.
BALANCE SHEET
(UNAUDITED)

As of inception		**August 30, 2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
		-
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$	-
STOCKHOLDERS EQUITY		
Common Stock		-
Retained earnings/(Accumulated Deficit)		-
Total Stockholders' Equity		**-**
Total Liabilities and Stockholders' Equity	**$**	**-**

See accompanying notes to financial statements.

As of inception	**August 30, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

SPIRITS OF NEW ORLEANS INC.

STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date (August 30, 2023)	-			
Issuance of Common Stock	-	$ -		$ -
Net income/(loss)	-	-	$ -	-
Balance— (August 30, 2023)	**-**	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

SPIRITS OF NEW ORLEANS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception	August 30, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Purcahse of property and equipment	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Spirits of New Orleans Inc. was incorporated on August 30, 2023, in the state of Delaware. The financial statements of Spirits of New Orleans Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Key West, Florida.

Spirits of New Orleans Inc. is a holding company to Key West Trading Company LLC, which was formed on November 5, 2019 in the state of Florida Key West Trading Company LLC is an alcohol distributor and brand owner, and it is licensed by the federal government and the state of Florida. Key West Trading Company LLC owns the rights and formulation for our brands and hire distillers to produce our formulations, which are then sold to licensed retailers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 30, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will receive cash flow generated by subsidiary.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 22, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 400,000 shares of Common Stock at a par value of $1.25 per share. As of August 30, 2023, no shares have been issued or are outstanding.

4. DEBT

The Company currently has no debt outstanding on August 30, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 30, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from August 30, 2023 through November 22, 2023, which is the date the financial statements were available to be issued.

On November 1, 2023, the Board of Directors of the Company passed a resolution authorizing the issuance of 3,600,000 new shares to CEO James D. Martin. Additionally, 3,000,000 newly authorized shares will be allocated for a crowdfunding offering.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Key West Trading Co. by Spirits of New Orleans Inc. is not live or open to the public at this moment.

GET A PIECE OF KEY WEST TRADING CO. BY SPIRITS OF NEW ORLEANS INC.

Notoriously Good For Not Getting Caught

Key West Trading Company is an alcohol brand owner operating as a licensed wholesale distributor of alcoholic beverages including beer, wine, and spirits.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BLUE LABEL
KEY WEST TRADING CO.

$0 Raised

REASONS TO INVEST

- Our Absinthe is made from imported French botanicals crafted with all-natural ingredients and an authentic touch from the 1800s, infusing this age-old tradition with a contemporary twist.
- We've created one of the USA's first Absinthe Festivals,(AKA the Green Fairy Fest), we are debt-free, and we're backed by a loyal customer base!
- We've achieved recognition through awards including Silver Medals at the New York SIP Awards and Las Vegas Global Spirits Awards and a Bronze Medal at the San Francisco International Spirits Competition.

Invest Now
$1.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$249	$6M

THE PITCH

Rich in Heritage & Flavor

Founded by JD Martin (also known as Smuggler Jim), a proud 5th generation whiskey maker from the heart of Kentucky, bringing his family heritage of a reputation for Top Quality spirits and old school customer service to Key West Co. The Martin family's legacy stands strong, never compromising on taste, and preserving an 1883 recipe that remains unchanged to this day. Breaking tradition as the first legal Martin moonshiner in 136 years, JD prides himself in being a "Purveyor of Fine Whiskies and Spirits."


WRECKERS
VODKA
SMUGGLERS
KEY WEST TRADING CO.

Purveyor of Fine Whiskies and Spirits

Vodka | Bourbon | Rum | Gin | Absinthe

From an early age, JD was immersed in a unique world, learning the art of liquor making from his grandfather, whose wisdom still echoes in every bottle. This rich heritage is distilled into every drop of Key West Trading Company's products, creating delicious drinks for all. We started with our flagship whiskey and expanded to rum and vodka and are excited to be sharing our new absinthe— a product that was banned for 95 years, until 2007! And our absinthe, oh, it's made just right!

THE OPPORTUNITY & OUR BUSINESS MODEL

Bringing the Rich History of Absinthe To You

With Absinthe's recent legalization in 2007 after a 95-year ban, the market remains uncharted territory, and Key West Trading is seizing the opportunity to become a pioneering force in this mystical realm. Armed with five exclusive recipes, we believe our concoctions are nothing short of remarkable, crafted with all-natural ingredients and an authentic touch from the 1800s. While competitors dabble in others spirits, we're boldly diving into Absinthe, infusing this age-old tradition with a contemporary twist.

Most Distributors Are Absent From The Absinthe Market...But Not Us!

We are one of the few companies producing Absinthe, especially in Key West where most companies focus specifically on Rum.

↓


NAUTICAL
WRECKERS
VODKA
SMUGGLERS
RUM

About Absinthe

Absinthe was banned from 1912-2007 for **95 Years**

Contains a **harmless natural hallucinogen**

Absinthe is one of the **hardest spirits to make**

Many makers of Absinthe will use artificial coloring, whereas our Absinthes are colored naturally in the traditional manner

As pioneers in the newly legalized Absinthe Spirits market, we're not just offering a product but creating an experience. We're not just selling Absinthe; we're cultivating a culture around it, enlightening enthusiasts and establishing ourselves as the go-to authority on all things Absinthe in the USA. Key West Trading goes beyond distribution by providing a full-fledged portfolio, traditional service equipment, and comprehensive staff training. Not to mention, our Absinthe is a pure delight - made entirely from botanicals imported from France, with no artificial chemicals or colors in sight. Our passion for perfection and our dedication to preserving the rich history of Absinthe sets us apart, and we're ready to revolutionize the spirits industry, one sip at a time.


DEATH IN THE AFTERNOON
ABSINTHE VERTE

About Our Absinthe

Made from **botanicals** imported from France

Our recipes are completely **plant-based**

Contains **no artificial chemicals or colors**

5 Exclusive Recipes

THE MARKET & OUR TRACTION

Blending History, Art & Innovation

With minimal competition and an unyielding drive to establish our portfolio, we're pioneers in the world of Absinthe. Our journey started in the historical streets of Key West, where Absinthe's rich heritage was once led by the legendary Ernest Hemingway. Paying tribute to the literary icon, our flagship product "Death in the Afternoon" was born. Now, we're venturing into the heart of Absinthe culture in the nation's #1 venue– New Orleans, with the enchanting "Voodoo Fairy" as our guide.


SPIRITS OF NEW ORLEANS
VOODOO FAIRY™
ABSINTHE LAVANDE
LAISSEZ LE BON TEMPS ROULER
750 ml 70% ALC/VOL (140 PROOF)

**VooDoo Fairy is a TTB Federally approved recipe but is not yet available on the market as it is a part of our future expansion plan.*

We Produce Award-Winning Spirits

SIP AWARDS 2018 SILVER

2018 SILVER GLOBAL SPIRIT AWARDS LAS VEGAS

SAN FRANCISCO WORLD SPIRITS COMPETITION 2018 BRONZE MEDAL

We Have Multiple Affiliates

We were named the
Official Bourbon of the Bourbon Women Southernmost Chapter

We were named the
Official Whiskey of the Conch Republic

With debt-free expansion, backed by a loyal customer base spanning 7 years, and massive online presence, including a vibrant social media following, Key West Trading is ready to keep growing! We've created a festival that has the spirits industry buzzing - "Green Fairy Fest," the USA's first-ever Absinthe Festival! Our digital haven, absinthedevil.com, is where we house all our enchanting Absinthe brands, setting the stage for continued growth and recognition. Join us on this spirited journey, where we blend history, art, and innovation to create a truly unique experience in the world of spirits!





We Have Grown Our Company Debt-Free

Key West Trading Co. has **no partners**, **no investors**, and has **never paid for marketing**.

25K
IG Followers

80K
FB Followers
Private—**100% Organic**

WHY INVEST

Sip Success with Key West Trading





Get ready to raise your glass for a unique opportunity with Key West Trading Company! We plan to increase the size of our product portfolio (IP) and expand our distribution. With 7 years of organic and debt-free growth as our solid foundation, now is the time to join our spirited journey. Embrace a legacy of excellence as we craft captivating spirits that tell tales of tradition and innovation.

Join our team of master distillers and alchemists, as we raise a toast to the past and a thriving future. Together, let's sip and savor the spirits of Key West Trading Company!

Cheers to great spirits and great stories!

ABOUT

HEADQUARTERS
6404 Front St.
KEY WEST, FL 33040

WEBSITE
View Site

Key West Trading Company is an alcohol brand owner operating as a licensed wholesale distributor of alcoholic beverages including beer, wine, and spirits.

TEAM



James David Martin
CEO, CFO, and Director

"The Key West Trading Company's motto is "Purveyors of Fine Whiskies and Spirits". This is the philosophy that our founder JD Martin had in mind when he created the company. "I wanted to bring my family heritage of a reputation for Top Quality spirits and old school customer service to Key West" Martin said. JD Martin (Smuggler Jim) is a 5th generation whiskey maker from Kentucky. The Martin family is well known for producing only the best quality spirits. They never used flavorings to hide the taste and the flagship product utilizes a recipe that has been unchanged since 1883. JD is the first Martin to "go legal" in 136 years. 'I am very proud of my heritage. I grew up in a very unique way and learned values that aren't taught much these days. My grandfather was my mentor. He taught me how to run liquor starting when I was 9 years old. We hid our stills in an old smokehouse on the farm that we used to smoke Country Hams. It was a simple but effective operation. In the winter we switched from whiskey making to gambling. This is the lifestyle that kept our family fed for generations. There was a certain respect that we had in the community and some romance to the process. My Grandfather always said that "Behind every great spirit is a great story".

JD Martin has followed his grandfather's wisdom and offers just that through the Key West Trading Company, great spirits with great stories. He combines old world technique with modern processes such as the TerrePure process used in making their spirits today.

"

"

TERMS

Key West Trading Co. by Spirits of New Orleans Inc.

Overview

PRICE PER SHARE
$1.50

VALUATION
$6M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
823,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based Perks:

Invest $500.00+ During the First Two Weeks: Receive 5% Bonus Shares

Invest $1,000.00 During the First Two Weeks: : Recieve 7% Bonus Shares

Invest $2,500.00 During the First Two Weeks: Receive 10% Bonus Shares

Invest $5,000.00 During the First Two Weeks: Receive 12% Bonus Shares

Invest $10,000.00 During the First Two Weeks: Receive 15% Bonus Shares

Volume Based Perks

 $500.00+ "TREASURE BONUS": Receive a Smuggler's SWAG BAG with our hand tie-dyed shirt, coozie, and stickers.

 $1,000.00+ Receive 2% Bonus Shares, Receive a Smuggler's SWAG BAG with our hand tie-dyed shirt, coozie, and stickers.

 $2,500.00+: "SMUGGLER'S BONUS" : Receive 4% Bonus Shares, Receive an Exclusive signed numbered bottle of our Flagship Award Winning Bourbon Whiskey "Smuggler's Select" (availability only in 41 select states). Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

 $5,000.00+ "SKIPPY'S BONUS": Receive 6% Bonus Shares, Receive an Exclusive signed numbered bottle of our first run of "Skippy's Mistake" Tropical Gin (availability only in 41 select states) (EXCLUSIVE RUN FOR INVESTORS), Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

 $10,000.00+: "VOODOO BONUS" Receive 8% Bonus Shares, receive a signed numbered bottle of our first run of "Voodoo Fairy" Absinthe Lavande (availability only in 41 select states) (EXCLUSIVE RUN FOR INVESTORS), Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

 $25,000.00+: "COLONEL'S BONUS" Receive 10% Bonus Shares, receive a signed and numbered bottle of our "Death in the Afternoon" Absinthe in a custom built collectors enclosure created in our own woodshop with 100 year old woods from Key West houses. (Availability only in 41 select states)(EXCLUSIVE OFFER FOR INVESTORS ONLY), Receive an exclusive invitation to our "Owner's Party" in Key West (Date TBD) at the end of our fundraising Campaign.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Spirits of New Orleans Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Key West Trading Co. by Spirits of New Orleans Inc..

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

All right. Hey, I'd like to take a little bit of time now to talk about our current product lineup. Um, back in the beginning, this is what the product that it all started with. This is the Smuggler's whiskey. Uh, as I said earlier, I'm a fifth-generation moonshiner from Kentucky. This is our family recipe that goes back to 1883. Uh, so it's a moonshine recipe that, uh, basically aged in a barrel. And we use the, uh, a special process of patented process on it called Terra Pure, which uses low frequency acoustic energy to simulate the changing of the seasons and make a, um, a sweeter, lighter, uh, bourbon whiskey. So you can take this whiskey and you can substitute it in any rum drink when you're down here in Key West and enjoying yourself, uh, down at the bars. You don't have to think about it. You can say, Hey, I would like to have a rum runner, but instead of putting the, um, the, the bad well rum in there, you can substitute smuggler's whiskey in there instead, have a top-quality whiskey, and the bartender doesn't have to think about it too much, and you don't have to think about it too much, and then you don't get the hangovers that you would get from the, the lower quality spirits.

Then the second thing that we came out with was the, the wreckers, uh, select vodka, which, uh, designed the vodka just to be a pure, straightforward spirit. Uh, we also use the Terra Pure process on it, but not for aging, but for cleaning. Uh, the Terra Pure process, uh, that we use on the whiskey as a byproduct of that actually cleans the spirit. It reduces the congeners in the spirits, uh, by 70%. So we distill it 21 times, run it through the tar here process, and what you end up with is just the absolute cleanest spirit you could possibly have. And that's how I wanted the vodka, so that when you make a drink with the vodka, you only taste what you're mixing with it. You don't really get the, the, uh, ethanol taste from the spirit itself. The third product that we came out with is the Temple Pent revenge drum. Temple Pen was a, uh, a questionable character here in Key West back in the 18 hundreds. Um, he was, uh, a very, they're very famous family here in Key West. So we, we named it after Temple Pen. Um, we're avenging his name, so to speak. Uh, same thing. We have a very pure, uh, rum, but instead of just being a straightforward silver rum, uh, I run it through the Terra Pure process, but then add in uncharged oak so that you get the tannins and the, the flavors from the, the wood itself, but it doesn't actually age the spirit. So people will initially drink it thinking it's gonna taste like a Bacardi or, you know, some other silver rum, and then they're very pleasantly surprised when they find out that it's actually got depth of character. Uh, so we're really, really proud of that product.

Um, and then one of our flagship products that we came up with a few years ago is the death in the afternoon absent. So the death in the afternoon, absent the kind of basis, uh, is the basis for what our expansion of the company is. Uh, key West is a Hemmingway town, so, uh, Hemingway's house is here. He also had a house in Havana, Cuba, and he was known to drink Absent, absent was illegal when Hemmingway was drinking. And it was banned in every country in the world except for Spain. Uh, it was banned in the United States from 1912 until 2007. So I patterned this absence along with my good friend Alan Bishop, who is an alchemist and master distiller here in the us. And, uh, we worked hand in hand on trying to perfect exactly what it was we were going for, which is a duplication of the style of Absent that Hemmingway started drinking when he was at war Correspondent in France. So this is a French vert, uh, otherwise known as the Green Ferry. Uh, it is the most popular style of absent, it's called Death in the Afternoon, because that's our nod to Hemmingway. Uh, the death in the afternoon was his signature cocktail, which was absent, and champagne, uh, you never drink absent straight. That's a common thing. Uh, a mistake that people make when they drink absent for the first time, they'll do a shot of it.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is
Spirits of New Orleans Inc.______________________________.

2. The Registered Office of the corporation in the State of Delaware is located at
8 The Green, STE A______________________________(street),
in the City of Dover______________, County of Kent______________ Zip Code 19901__________. The name of the Registered Agent at such address upon whom process against this corporation may be served is
A Registered Agent, Inc.______________________________.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is
400000______________shares (number of authorized shares) with a par value of
1.25______________ per share.

5. The name and mailing address of the incorporator are as follows:

Name Frances Severe______________________________

Mailing Address 2804 Gateway Oaks Drive #100______________________________
Sacramento CA______________ Zip Code 95833______

By: /s/ Frances Severe______________________________
Incorporator

Name: Frances Severe______________________________
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STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Spirits of New Orleans Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

The total amount of stock this corporation is authorized to issue is 7,000,000 shares (number of authorized shares)with a par value of $1.25 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of November, 2023.

By: [signature]
Authorized Officer

Title: Director

Name: James David Martin
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